

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

December 3, 2009

<u>By U.S. Mail and Facsimile</u>

Mr. Jerome Goubeaux, Chief Executive Officer
Centracan Incorporated
c/o Olshan Grundman Frome et al.
65 East 55th Street
New York, NY 10022

> **Re:    Centracan Incorporated**
> **Item 4.01 Form 8-K**
> **Filed November 12, 2009**
> **File No. 000-52910**

Dear Mr. Goubeaux:

   We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that the required letter from the former accountant was not included as an exhibit to your Form 8-K, filed on November 12, 2009.  We read that you will file the letter from your former accountant, Seale and Beers, CPAs as soon as you received it from them.  In this regard, please note that you are required to obtain, and file within ten business days or two business days of its receipt an Exhibit 16 letter from your former accountant stating whether the accountant agrees or disagrees with the statements made in the filing.  Supplementally tell us the status of obtaining this letter.  If there is a specific reason why your former accountant has not yet provided this letter, such as a billing dispute or other unresolved matter between you and your former accountant, revise your disclosure to explain to your investors the nature of the delay in obtaining this letter.  Otherwise, confirm to us that you expect to receive this letter shortly and will file an

amendment to your Item 4.01 Form 8-K to provide this letter as Exhibit 16 upon its receipt.  Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Raquel Howard, Staff Accountant, at (202) 551-3291 or Ryan C. Milne, at (202) 551-3688.

Sincerely,

Ryan C. Milne
Accounting Branch Chief